UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Target Logistics, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

876123 10 0

(CUSIP Number)

Donald R. Braid

Mainfreight Limited

2 Railway Lane

Off Saleyards Road

Otahuhu, Auckland

New Zealand 1062

+64 9 259 5511

With copy to:

Jack Bodner, Esq.

Covington & Burling LLP

620 Eighth Avenue

New York, New York 10018

(212) 841-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 17, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a current valid OMB control number.

CUSIP No. 876123 10 0

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Mainfreight Limited

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) BK

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New Zealand

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power Right to acquire 8,958,235 shares of common stock

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power Right to acquire 8,958,235 shares of common stock

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person Right to acquire 8,958,235 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 47.4% of common stock

14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

This Schedule 13D is filed with respect to 8,958,235 shares of common stock, par value $.01 per share (which includes 3,073,650 shares of common stock to be received upon the conversion of Class F Preferred Stock) (the “Shares”) of Target Logistics, Inc., a Delaware corporation (the “Company”).  The Company’s principal executive offices are located at 500 Harborview Drive, Third Floor, Baltimore, Maryland 21230.

Item 2.	Identity and Background

(a). Name:

This Schedule 13D is being filed by Mainfreight Limited.

(b). Residence or Business Address

2 Railway Lane

Off Saleyards Road

Otahuhu

Auckland

New Zealand 1062.

(c). The present principal business of Mainfreight Limited is the provision of supply chain logistics services, specializing in less-than-container-load freight, with branches throughout New Zealand, Australia, Asia and the United States.

(d). - (e). During the last five years, neither Mainfreight Limited nor, to the knowledge of Mainfreight Limited, any of the individuals listed in Annex I has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Shares are currently owned by TIA, Inc. (“TIA”), a Delaware corporation.  TIA is a wholly owned subsidiary of Wrexham Aviation Corp. (“Wrexham”), a Delaware corporation.  Wrexham is wholly owned by Swirnow Airways Corp., a Delaware corporation (“Swirnow Airways”).

On September 17, 2007, Swirnow Airways and Mainfreight Limited entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”), in order to induce Swirnow Airways to agree to the Merger (as defined below).  Pursuant to the terms and subject to the waiver or satisfaction of the conditions of the Stock Purchase Agreement, which include the satisfaction of conditions precedent contained in the Merger Agreement (as defined below), Mainfreight Limited agreed to purchase 100% of Wrexham’s capital stock for a total cash consideration of $22,395,587. Mainfreight Limited plans to fund the entire amount of such consideration through a loan made by Westpac Institutional Bank. The terms of this loan have not yet been negotiated, and should such a loan not be available on satisfactory terms, Mainfreight Limited will fund the purchase of the Shares through its existing Multi-Option Credit Facility with Westpac Institutional Bank. A letter confirming the availability of sufficient credit to fund the purchase of the Shares is filed as an exhibit hereto.

The preceding summary of certain provisions of the Stock Purchase Agreement, a copy of which is filed as an exhibit hereto, is not intended to be complete and is qualified in its entirety by reference to the full text of such agreement.

Item 4.	Purpose of Transaction

On September 17, 2007, the Company entered into an Agreement and Plan of Merger with Mainfreight Limited and Saleyards Corp., a Delaware corporation and wholly owned subsidiary of  Mainfreight Limited.  We refer to the Agreement and Plan of Merger as the “Merger Agreement” and to the merger contemplated by the merger agreement as the “Merger.”  Upon the effective time of the Merger, each outstanding share of the Company’s common stock (other than shares owned by Mainfreight Limited, the Company or any of their respective subsidiaries or any shares for which appraisal rights have been perfected) will automatically convert into the right to receive $2.50 per share in cash, without interest, each share of the Company’s Class F Preferred Stock will automatically convert into the right to receive $62.50 per share in cash (the equivalent of $2.50 per share of common stock multiplied by 25, which is the number of shares of common stock into which each Class F share may be converted), without interest, and the Company will become a wholly owned subsidiary of Mainfreight Limited.

The purpose of the acquisition of the Shares is to enable Mainfreight Limited to acquire control of, and the entire equity interest in, the Company.  The purpose of the Merger is to acquire all issued and outstanding shares of the Company not purchased under the Stock Purchase Agreement.

If the Merger is completed, Mainfreight Limited will own 100% of the Company’s equity, and will be entitled to all of the benefits resulting from that ownership. These benefits include complete control of the Company and entitlement to any increase in its value. Similarly, Mainfreight Limited would also bear the risk of any losses incurred in the operation of the Company and any decrease in value of the Company.

The Company’s board of directors has fixed the close of business on September 17, 2007 as the record date (the “Record Date”) for the determination of stockholders entitled to vote on the Merger Agreement and Merger, and to notice of the action approving the Merger Agreement and authorizing the Merger.  On that date, there were outstanding 18,076,735 shares of the Company’s common stock, exclusive of shares held in the Company’s treasury, and 122,946 shares of the Company’s Class F preferred stock.  Each record holder of shares of common stock on the Record Date is entitled to one vote for each Share held, and each record holder of Class F shares of preferred stock on the Record Date is entitled to 25 votes for each Class F share held, on all matters to come before the stockholders for approval.

Under Section 251 of the DGCL, the affirmative vote of the holders of a majority of the outstanding shares of the Company’s voting stock is required to approve the Merger Agreement and the Merger.  On September 17, 2007, three stockholders that, in the aggregate, are the record owners of 10,978,853 shares of common stock and all of the Class F shares, representing in the aggregate approximately 66.4% of the outstanding voting power of the Company, executed and delivered to the Company written consents authorizing and approving the Merger Agreement and the Merger.

Accordingly, the Merger has been approved by holders representing approximately 66.5% of the outstanding voting securities of the Company.  As such, no vote or further action of the stockholders of the Company is required to approve the Merger.  However, under Delaware law, the Merger will not be effective until at least 20 calendar days after the Information Statement pursuant to Section 14(c) of the Securities Exchange Act of 1934, as amended, (the “Information Statement”) has first been sent to stockholders.

The Merger Agreement provides that the directors of Saleyards Corp. immediately prior to the effective time of the Merger shall be the directors of the Company until the earlier of their resignation or removal or the election of their successors, and that the Company shall cause all directors of the Company to resign immediately prior to such effective time.  The Merger Agreement also provides that the officers of Saleyards Corp. immediately prior to the effective time of the Merger shall be the officers of the Company until the earlier of their resignation or removal or the election of their successors.

At the effective time of the Merger, the certificate of incorporation and bylaws of the Company will be amended to be in the forms attached to the Merger Agreement.

After consummation of the Merger, Mainfreight Limited anticipates that it will seek to cause the Company’s shares to be deregistered under the Securities Exchange Act of 1934, as amended, and delisted from quotation on the American Stock Exchange. After completion of the Merger, the reconstituted board of directors of the Company expects to work with the Company’s management to evaluate and review the Company and its business, assets, corporate structure, operations, properties and strategic alternatives, and to integrate the Company into the business and market units of Mainfreight Limited.  Mainfreight Limited and, after completion of the Merger, the reconstituted Company’s board of directors, reserve the right to change their plans and intentions at any time, as deemed appropriate.

Except as set forth in this Item 4, the filing person has no plans or proposals which relate to or would result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

The preceding summary of certain provisions of the Merger Agreement, a copy of which is filed as an exhibit hereto, is not intended to be complete and is qualified in its entirety by reference to the full text of such agreement.

Item 5.	Interest in Securities of the Issuer

(a). Pursuant to the terms and subject to the waiver or satisfaction of the conditions of the Stock Purchase Agreement, Mainfreight Limited has the right to acquire 8,958,235 shares of common stock, representing 47.4% of the Company’s common stock.

(b). Upon acquisition of the Shares, Mainfreight Limited shall have sole power to vote or direct the vote and sole power to dispose or direct the disposition of the Shares.

(c). Not applicable.

(d). Until the Shares are acquired by Mainfreight Limited, TIA, Wrexham and Swirnow Airways have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e). Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the agreements and the relationships described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mainfreight Limited and any persons with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the Shares, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Materials to Be Filed as Exhibits

Exhibit 1: Stock Purchase Agreement, dated as of September 17, 2007, by and among Swirnow Airways Corp. and Mainfreight Limited.

Exhibit 2: Agreement and Plan of Merger dated as of September 17, 2007, among Mainfreight Limited, Saleyards Corp. and Target Logistics, Inc. (filed as Exhibit 2.1 to the current report on Form 8-K of Target Logistics, Inc. filed on September 20, 2007 and incorporated herein by reference).

Exhibit 3: Letter, dated as of September 25, 2007, from Westpac Institutional Bank to Mainfreight Limited.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 26, 2007	MAINFREIGHT LIMITED

	By	/s/ DONALD R. BRAID
	Name:	Donald R. Braid
	Title:	Group Managing Director

Annex I

Identity and Background

The current executive officers and directors of Mainfreight Limited and Saleyards Corp. are listed below.  The address of both Mainfreight Limited and Saleyards Corp. is 2 Railway Lane, off Saleyards Road, Otahuhu 1062, Auckland, New Zealand.  The business address of each such person is 2 Railway Lane, off Saleyards Road, Otahuhu 1062, Auckland, New Zealand.

Mainfreight Limited

Name	Citizenship	Position
Bruce G. Plested	New Zealand	Chairman
Donald R. Braid	New Zealand	Group Managing Director
Carl G.O. Howard-Smith	New Zealand	General Counsel, Director
Donald D. Rowlands	New Zealand	Independent Director
Neil L. Graham	New Zealand	Independent Director
Richard W. Prebble	New Zealand	Independent Director
Emmet J. Hobbs	New Zealand	Independent Director
Bryan W. Mogridge	New Zealand	Independent Director
Thomas G. Williams	New Zealand	Chief Financial Officer

Saleyards Corp.

Name	Citizenship	Position
Donald R. Braid	New Zealand	President
Bruce G. Plested	New Zealand	Vice-President
Carl G.O. Howard-Smith	New Zealand	Secretary